Exhibit 12.1
EURONET WORLDWIDE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Year Ended December 31,
(dollar amounts in thousands)	2012	2011	2010
Pretax income before adjustment for income from unconsolidated subsidiaries	$46,392	$60,940	$(16,479)
Add:
Fixed charges	29,313	29,349	26,416
Dividends received	2,021	118	—
Adjusted pretax income	$77,726	$90,407	$9,937
Fixed charges:
Interest expense	$19,653	$21,385	$20,447
Estimate of interest within rental expense	9,660	7,964	5,969
Total fixed charges	$29,313	$29,349	$26,416
Ratio of earnings to fixed charges	2.7	3.1	(A)
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(A) Adjusted pretax income was inadequate to cover fixed charges by $16.5 million in 2010.